

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2025

Raza Bokhari
Executive Chairman and Chief Executive Officer
Medicus Pharma Ltd.
300 Conshohocken State Rd. Suite 200
W. Conshohocken, PA 19428

  Re: Medicus Pharma Ltd.
    Preliminary Proxy Statement on Schedule 14A
    Filed June 13, 2025
    File No. 001-42408

Dear Raza Bokhari:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Sincerely,

             Division of Corporation Finance
             Office of Life Sciences

cc: Christopher J. Cummings